February 28, 2013

VIA EDGAR

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Le Gaga Holdings Limited
Form 20-F for the year ended March 31, 2012
Filed July 20, 2012
Form 20-F for the transitional period ended June 30, 2012
Filed November 23, 2012
File No. 001-34564

Dear Ms. Cvrkel:

We are responding to the comments contained in the Staff’s letter dated February 14, 2013, (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) and the above-captioned Transition Report on Form 20-F (the “Transition Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to it immediately thereafter.

Form 20-F for the year ended March 31, 2012

Risk Factors, page 8

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance, page 14

1.

We note your disclosure that as of March 31, 2012 you have not completed the environmental impact assessments as required by the PRC law for your production bases covering approximately 56% of your arable land. We also note that as of the date of this annual report, you have not passed the environmental protection inspections for any of your processing facilities and production bases and failure to pass these completion inspections may subject you to fines, penalties or orders to suspend your operations which may have a material and adverse effect on your business and results of operations.

Please tell us if you have completed, passed or failed any of these assessments or inspections subsequent to the date of your Form 10-K. If so, please tell us the amount, if any, of any fine or penalty you are subject to.

Response:	The Company advises the Staff that subsequent to the Company’s filing of its Annual Report and Transition Report on Form 20-F, the Company has not completed, passed or failed any of these assessments or inspections, and the Company has not been subject to any fines, penalties or orders to suspend its operations in the applicable production bases or processing facilities.

Item 5. Operating and Financial Review and Prospects

Financial Overview, page 37

Cost of Inventories Sold, page 38

2.	We note your disclosure on page 39 of the financial measure “adjusted cost of inventories sold” which you disclose is a non-IFRS measure. In light of the fact that this measure is considered a non-IFRS measure, we believe that disclosure of this measure should be accompanied by the disclosures set forth in Item 10(e) of Regulation S-K. This includes a reconciliation of the measure to the most comparable GAAP (or IFRS) measure. Please revise to include these disclosures in this MD&A section, or alternatively reference the page where you have presented these disclosures.

Response:	The Company advises the Staff that a reconciliation of “adjusted cost of inventories sold” to “cost of inventories sold” can be found in “Item 3. Key Information—A. Selected Financial Data” on page 6 of the Annual Report. In its future Annual Reports on Form 20-F, the Company will include a cross reference to this reconciliation in the Financial Overview section and a statement that the non-IFRS measures are presented because the Company believes they are meaningful measures of the Company’s performance and are useful for investors to assess its financial results, although the non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures.

Operating Costs and Expenses, page 42

3.

Please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in results of operations during the periods presented in the Company’s financial statements. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component that caused a certain income statement line item to materially vary (or not vary when expected to).

In this regard, we note that when indicating factors responsible for fluctuations, you use terms such as “primarily”, or “partially”. Please revise to quantify the impact of various factors rather than using the aforementioned terms. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change of the item discussed. Please provide us with an example of your revised disclosures based on the most recent financial information presented.

Response:	The Company acknowledges the Staff’s comment and will revise its disclosure in future Annual Reports on Form 20-F to reflect the comment. The following is an example of what the revised disclosure would have looked like in the Annual Report (additions appear as underlined text and deletions appear as strikethrough text):

Administrative expenses, page 43:

Administrative expenses. General and administrative expenses ~~primarily~~ consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB25.1 million, RMB69.0 million and RMB58.5 million ($9.3 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, representing 8.9%, 17.0% and 11.3% of our revenue in those respective periods. The significant increase in administrative expenses in fiscal year 2011 was ~~primarily~~ due to (1) the incurrence of initial public offering expenses amounting to RMB20.3 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), ~~which we did not incur in the fiscal year 2012, and~~ (2) an increase of RMB15.9 million in non-cash share-based compensation expenses relating to option grants, (3) an increase of RMB4.9 million in salaries and staff welfare, and (4) an increase of RMB3.1 million in legal and professional fees, with a RMB0.3 million net-off from a decrease in other general expenses. Our increase in administrative expenses for the fiscal year 2012, compared to the fiscal year 2011 (excluding initial public offering expenses) was ~~primarily~~ attributable to (1) an increase of RMB2.0 million in non-cash share-based compensation expenses relating to option grants, (2) an increase of RMB1.8 million in salaries and staff welfare, (3) an increase of RMB1.7 million in legal and professional fee, and (4) an increase of RMB4.3 million in general and administrative costs associated with the growth of our business and additional compliance related costs to support our operations as a U.S. listed public company.

4.	We note from your disclosure on page 25 that solanaceous vegetables contribute 60% of your consolidated revenue in fiscal 2012 and also have a significantly higher selling price than leafy and cruciferous vegetables. We also note from your disclosure on pages 39 and 41 of MD&A that solanaceous vegetables have more expensive seeds, are more difficult to grow, and are less labor intensive which improves profit margins. Please tell us if there is discrete financial information available for the different categories of vegetables you grow (i.e., solanaceous, leafy, cruciferous, etc.). If so, please provide us the relative profit margin of solanaceous vegetables as compared to leafy and cruciferous vegetables.

Response:	The Company advises the Staff that it has only limited discrete financial information available for the different categories of vegetables it grows. The available information is average selling prices (which have already been disclosed), seed cost and labor cost. The Company does not record every cost component by product categories. The Company does not measure relative profit margins as one product category cannot be grown as effectively without the other and many expenses are shared by all products we grow throughout the year. The Company operates and manages its business to optimize the product mix and to maximize annual revenue and profit per unit area of land. This results in a combination of different crops grown at different times of the year.

The Company’s production system is based on rotating the production of solanaceous vegetables (grown during the winter) and leafy and cruciferous vegetables (grown during the summer). The different vegetables are grown on the same land and in the same greenhouse facilities. As compared to leafy and cruciferous vegetables, solanaceous vegetables typically have higher selling prices, higher seed costs and lower labor cost (as they are less labor intensive). Therefore, the Company maximizes the amount of solanaceous vegetables grown. However, solanaceous vegetables cannot be grown during the summer months in Southern China, where ten out of the Company’s eleven farms are located, due to the high temperature and humidity in this region. As a result, the Company grows leafy and cruciferous vegetables during the summer months. In addition, certain inputs such as fertilizers applied to the fields in the summer benefit both the production of leafy vegetables and the solanaceous crop that follows during the winter months. Rotating crops also mitigates certain diseases and benefits all crops. Because the production of solanaceous, leafy and cruciferous vegetables is an integrated system, the Company does not prepare, or see the need for, discrete financial information for the different categories of vegetables that it grows.

Critical Accounting Policies, page 45

Share-Based Payments, page 46

5.	We note from your disclosure on page 46 and in Note 23 that you applied the Black- Scholes Option pricing model for the fiscal years ended March 31, 2010 and 2011 and Binomial Option Pricing model for the fiscal year ended March 31, 2012 in determining the fair value of the options granted to employees and others providing similar services. Please explain to us why you changed the pricing model used to value stock compensation expense in fiscal 2012. As part of your response, please tell us the nature of any changes or differences in the stock options issued in fiscal 2012 as compared to those issued in 2011 and 2010.

Response:	The Company advises the Staff that its initial public offering was completed on November 3, 2010 and there were no changes or differences in the nature of the stock options granted pre-IPO and post-IPO, which were granted pursuant to share incentive plans described in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” on page 60 of the Annual Report. Prior to the Company’s IPO, the Black Scholes option model was employed to value the share options, including those granted in fiscal years ended March 31, 2010 and 2011, due to the lack of available data capturing inputs in the Binomial Option Pricing model (since the Company was a private entity), such as suboptimal exercise and post vesting departure behavior.

Since the completion of the IPO, employee historical exercise behavior became available. Accordingly, the Company decided to change from using the Black-Scholes Model to using the Binomial Option Pricing model for share options granted in fiscal year ended March 31, 2012 (Post IPO – Share options granted in June 10, 2011), because the Binomial Option Pricing model can directly accommodate the early exercise behavior with the available historical exercise behavior.

Directors, Senior Management and Employees, page 58

Directors and Senior Management, page 58

6.

You disclose here that a number of your directors and senior managers were previously officers or directors at a vegetable production company known as Chaoda Modern Agriculture. Based on news reports and other publicly available information, it appears that Chaoda’s shares have been suspended from trading on the Hong Kong Stock Exchange for over a year, in part related to a research report which included allegations of fraud at Chaoda.

Given the substantial historical ties between a number of your directors and senior managers and Chaoda, please tell us why you have not disclosed the trading suspension of Chaoda shares, the reasons for the suspension and any other information related thereto that may be material to an understanding of the experience and qualifications of your directors and senior managers.

Response:	The Company advises the Staff that all of the Company’s directors and senior managers who served as a director or an executive officer of Chaoda ceased their association with Chaoda between early 2003 and July 2005. In addition, since the Company’s inception, it does not have any business, operational or financial ties or connection with Chaoda.

Based on publicly available information, the Company understands that trading in Chaoda’s shares had been suspended at Chaoda’s request since September 26, 2011, “pending release of price sensitive information” and “delay in publication of financial statements.”

According to an announcement by Chaoda on September 30, 2011, the price sensitive information in question relates to certain proceedings in the Market Misconduct Tribunal (the “MMT”, a statutory independent body in Hong Kong enforcing insider dealing and stock market manipulation rules) against KWOK, Ho, at the relevant time Chaoda’s chairman and executive director, and CHAN, Chi Po Andy, at the relevant time Chaoda’s chief financial officer and executive director. According to the same announcement, the alleged insider dealing involved an overseas fund manager’s sale of Chaoda’s shares in June 2009. According to an announcement made by Chaoda on May 10, 2012, the MMT issued a report on April 27, 2012, finding “it was not satisfied that Mr. Kwok or Mr. Chan engaged in culpable insider dealing.”

According to an announcement by Chaoda on September 30, 2011, the delay in publication of financial statements resulted from additional time required for Chaoda’s auditors to complete additional audit procedures in view of a report on Chaoda issued by Anonymous Analytics on September 26, 2011. Based on the Company’s review of this report found over the Internet, the report speculated about the departure of the Company’s directors and executive officers from Chaoda, but did not allege any wrongdoing on their part. According to the monthly prolonged suspension status report by the Hong Kong Stock Exchange as at January 31, 2013, to resume trading to its shares, Chaoda must “inform market of material information, publish outstanding financial results and address any auditors’ concern, and demonstrate adequate internal control system.”

The Company submits that the trading suspension of Chaoda’s shares and the related circumstances are irrelevant to an understanding of the experience and qualification of the Company’s directors and executive officers. The persons concerned have ceased their association with Chaoda for more than seven years to date (or more than six years prior to Chaoda’ share trading suspension) and the publicly reported reasons for Chaoda’s share trading suspension have no correlation to the experience and qualifications of our directors and executive officers.

*        *        *

In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +852 3162 8585, or our U.S. counsel, Latham & Watkins, attention: Eugene Lee at +852 2912 2015, with comments or questions regarding the Annual Report and the Transition Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

By:	/s/ Auke Cnossen
Auke Cnossen
Chief Financial Officer

cc. Eugene Lee, Esq. (Latham & Watkins)